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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Not Applicable.

1	NAMES OF REPORTING PERSONS: James R. Scott

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Montana, USA

	5	SOLE VOTING POWER:

NUMBER OF		1,180,421

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		115,380

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,180,421

WITH:	8	SHARED DISPOSITIVE POWER:

		115,380

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,295,801

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	Not Applicable.

1	NAMES OF REPORTING PERSONS: J.S. Investments Limited Partnership.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, USA

	5	SOLE VOTING POWER:

NUMBER OF		552,759

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		552,759

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	552,759

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.		Not Applicable.

Item 1.
	(a)	Name of Issuer:

First Interstate BancSystem, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 30918
Billings, Montana 59116

Item 2.

	(a)	Name of Person Filing:

James R. Scott and J.S. Investments Limited Partnership

	(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 7113
Billings, Montana 59103

	(c)	Citizenship:

Mr. Scott is a United States’ citizen.
J.S. Investments Limited Partnership is a Delaware limited partnership.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

Not Applicable

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

James R. Scott beneficially owns 1,295,801 shares, or 16.0%, of issuer’s common stock. This includes 27,350 shares held as conservator for a custodial account, as to which Mr. Scott has sole voting and dispositive powers. Mr. Scott disclaims beneficial ownership of these shares.

J.S. Investments Limited Partnership holds 552,759 shares, or 6.8%, of the issuer’s common stock.

In his individual capacity, Mr. Scott has sole voting and dispositive power for 1,153,071 shares, which includes 3,242 stock options, 597,070 shares held as co-trustee for the James R. Scott Trust and 552,759 shares held as managing general partner of a limited partnership.

In addition, Mr. Scott’s beneficial ownership includes 115,380 shares for which he has shared voting and dispositive power, of which 4,441 shares are owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., 8,810 shares are held as president of a charitable foundation and 102,129 shares are held as a director of a non-profit organization.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

Date

/s/ JAMES R. SCOTT

Signature

James R. Scott, Vice Chairman

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.S. INVESTMENTS LIMITED PARTNERSHIP

February 10, 2006

Date

/s/ JAMES R. SCOTT

Signature

James R. Scott, Managing General Partner

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit Index

Exhibit
No.	Title

1	Joint Filing Agreement

Exhibit 1
Joint Filing Agreement
     The undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13G with respect to the common stock of First Interstate BancSystem, Inc. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.
     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 10th day of February, 2006.

J.S. INVESTMENTS LIMITED PARTNERSHIP
By:	/s/ JAMES R. SCOTT
	Name:	James R. Scott
	Title:	Managing General Partner

JAMES R. SCOTT
By:	/s/ JAMES R. SCOTT
	Name:	James R. Scott